October 21, 2019

Via EDGAR Transmission
Mara Ransom
Assistant Director
Office of Trade & Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:	OneWater Marine Inc.
Registration Statement on Form S-1
File No. 333-232639

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Goldman Sachs & Co. LLC and Raymond James & Associates, Inc., as representatives of the several underwriters, hereby join in the request of OneWater Marine Inc. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective as of 4:00 p.m., Eastern Time, on October 23, 2019, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act:

i.	Date of preliminary prospectus: October 15, 2019

ii.	Dates of distribution: October 15, 2019 through the date hereof

iii.	Number of preliminary prospectuses distributed to prospective underwriters, institutional investors, dealers and others: approximately 465

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
RAYMOND JAMES & ASSOCIATES, INC.
As representatives of the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Lindsay Drucker Mann
	Name:	Lindsay Drucker Mann
	Title:	Managing Director

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Justin Roman
	Name:	Justin Roman
	Title:	Director